SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30156]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

July 27, 2012

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of July 2012. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on August 21, 2012, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-8010.

Industry Leaders Fund [File No. 811-9150]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On June 25, 2012, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $3,250 incurred in connection with the liquidation were paid by Claremont Investment Partners, LLC, applicant's investment adviser.

Filing Date: The application was filed on June 29, 2012.

Applicant's Address: 175 Oak Ridge Ave., Summit, NJ 07901.

Santa Barbara Group of Mutual Funds Inc. [File No. 811-7414]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On January 20, 2012, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $2,970 incurred in connection with the liquidation were paid by applicant and Hillcrest Wells Advisors, LLC, applicant's investment adviser.

Filing Date: The application was filed on June 11, 2012.

Applicant's Address: Hillcrest Wells Advisors, LLC, 1270 Hillcrest Ave., Pasadena, CA 91106.

Oppenheimer Principal Protected Trust III [File No. 811-21561]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

The applicant has transferred its assets to Oppenheimer Main Street Funds, Inc. and, on January 21, 2012, made a final distribution to shareholders based on net asset value. Expenses of $44,850 incurred in connection with the reorganization were paid by applicant.

Filing Dates: The application was filed on May 2, 2012, and amended on July 3, 2012.

Applicant's Address: OppenheimerFunds Inc., 6803 S. Tucson Way, Centennial, CO 80112.

Morgan Stanley Real Estate Fund [File No 811-9117]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Morgan Stanley Institutional Fund, Inc. and, on November 14, 2011, made a final distribution to its shareholders based on net asset value. Expenses of approximately $155,387 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on June 13, 2012.

Applicant's Address: c/o Morgan Stanley Investment Management Inc., 522 Fifth Ave., New York, NY 10036.

Standard Insurance Company Separate Account C [File No. 811-9619]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant requests deregistration based on abandonment of registration. Applicant is not now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs.

Filing Dates: The application was filed on February 24, 2012, and amended on July 24, 2012.

Applicant's Address: 1100 SW 6th Avenue, Portland, OR 97204-1093.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary